Exhibit 4.2

DESCRIPTION OF SECURITIES

Authorized and Outstanding Stock

We are authorized to issue 110,000,000 shares of all classes of capital stock consisting of (i) 100,000,000 shares of Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share.

Common Stock

Voting. Holders of shares of Common Stock exclusively possess all voting power with respect to AMC and are entitled to one vote per share of Common Stock on all matters submitted to AMC stockholders for their vote or approval. Pursuant to our Bylaws, directors are elected by a plurality of the votes cast by our stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. There will be no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of Common Stock voted for the election of directors can elect all of the directors. All other matters presented to AMC’s stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by AMC’s stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Organizational Documents (as further described below) or applicable Stock Exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

Dividends. The holders of shares of Common Stock are entitled to receive dividends, as and if declared by the AMC Board out of legally available funds.

Liquidation Rights. Upon the liquidation or dissolution of AMC, the holders of shares of Common Stock are entitled to share ratably in those of AMC’s assets that are legally available for distribution to AMC stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Other Rights. Holders of Common Stock will have no conversion, preemptive or other subscription rights, and there will be no sinking fund or redemption provisions applicable to the Common Stock.

Preferred Stock

AMC is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share. The AMC Board will be expressly authorized to provide, out of the unissued shares of the preferred stock, one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the AMC Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the AMC Board is expressly vested with the authority to the full extent provided by law to adopt any such resolution or resolutions.

Exclusive Forum

The Organizational Documents provide that, unless AMC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall to the fullest extent permitted by law be the sole and exclusive forum for any AMC stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of AMC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to AMC or AMC’s stockholders, (iii) any action asserting a claim against AMC, its directors, officers or employees arising pursuant to any provision of the DGCL or the Organizational Documents, or (iv) any action asserting a claim against AMC, its directors, officers or employees governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Furthermore, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of AMC’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Charter. Notwithstanding the foregoing, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with AMC or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, AMC may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Anti-Takeover Effects of Provisions of the AMC Organizational Documents

The provisions of the Organizational Documents and provisions of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the closing price for your shares of Common Stock.

The Charter and the Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the AMC Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of AMC unless such takeover or change in control is approved by the AMC Board.

These provisions include:

Advance Notice Procedures. The Bylaws provide that AMC stockholders seeking to bring business before AMC’s annual meeting of stockholders, or to nominate candidates for election as directors at AMC’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by AMC secretary at AMC’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in AMC’s annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude AMC’s stockholders from bringing matters before AMC’s annual meeting of stockholders or from making nominations for directors at AMC’s annual meeting of stockholders.

Authorized but Unissued Shares. AMC’s authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval, subject to rules of the securities exchange on which the Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Classified Board Upon Change in Controlling Stockholder. From and after the first date on which entities affiliated with Sean Da no longer beneficially own more than 50% of the outstanding shares of Common Stock, the AMC Board shall be divided into three classes, Class A, Class B and Class C. Class A will serve for a term expiring at the first annual meeting after such change, Class B will serve for a term expiring at the second annual meeting after such change and Class C will serve for a term expiring at the third annual meeting after such change. Commencing at the first annual meeting of stockholders after such change, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the AMC Board when compared to a corporation with an unclassified board. It may take two annual meetings for the AMC stockholders to effect a change in control of the AMC Board, because in general less than a majority of the members of the AMC Board will be elected at a given annual meeting. Once the AMC Board is classified, and because the AMC Organizational Documents does not otherwise provide, under Delaware law, Company’s directors may only be removed for cause.

No Written Consents Upon Change in Controlling Stockholder. From and after the first date on which entities affiliated with Sean Da no longer beneficially own more than 50% of the outstanding shares of AMC Common Stock, any action required or permitted to be taken by the AMC stockholders must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.

Special Meetings of Stockholders. The Bylaws provide that special meetings of AMC’s stockholders may be called only by the Chairman, the Chief Executive Officer or the AMC Board.

Super-majority voting. From and after the first date on which entities affiliated with Sean Da no longer beneficially own more than 50% of the outstanding shares of Common Stock, certain provisions of the Organizational Documents, including certain of the provisions described in this section which may discourage an attempt to obtain control of AMC, and the Organizational Documents, in their entirety, may be amended only with the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock of AMC, voting together as a single class.

Business Combinations. AMC is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

●	prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and
●	on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual meeting stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Such provisions may encourage companies interested in acquiring AMC to negotiate in advance with the AMC Board because the stockholder approval requirement would be avoided if the AMC Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the closing price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors and officers to corporations and their stockholders for monetary damages for breach of their fiduciary duties. The Organizational Documents limit the liability of our directors and officers to the fullest extent permitted by Delaware law.

AMC expects to purchase director and officer liability insurance to cover liabilities its directors and officers may incur in connection with their services to the combined company, including matters arising under the Securities Act. The Organizational Documents also will provide that AMC will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, AMC intends to enter into customary indemnification agreements with each of our officers and directors.

There is no pending litigation or proceeding involving any of AMC’s directors, officers, employees or agents in which indemnification will be required or permitted. AMC is not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling the combined company, AMC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent of AMC is Continental Stock Transfer & Trust Company and its contact information is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Listing of Common Stock

The Common Stock is listed on Nasdaq under the symbol “AMCI.”

Dividends

The payment of cash dividends in the future will be dependent upon AMC’s revenues and earnings, if any, capital requirements and general financial conditions. The payment of any cash dividends will be within the discretion of the AMC Board at such time.